Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1)   REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS UNDER THE 2024 XIAOMI FRAMEWORK AGREEMENT; AND

(2)   REVISION OF CONTINUING CONNECTED TRANSACTIONS UNDER THE 2025 XIAOMI COOPERATION FRAMEWORK AGREEMENT

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

SOMERLEY CAPITAL LIMITED

REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS UNDER THE 2024 XIAOMI FRAMEWORK AGREEMENT

References are made to the announcements of the Company dated November 19, 2024 and December 31, 2024 and the circular dated November 29, 2024, in relation to, among other things, the 2024 Xiaomi Framework Agreement entered into between the Company and Xiaomi regarding, among other things, the provision of cloud services by the Group for a term of three years from January 1, 2025 to December 31, 2027.

Due to the rapid business growth of the Group, including the business demand from customers including Xiaomi Corporation increasing more than previously expected, the Board has resolved to revise the annual caps for the provision of cloud services by the Group to the Xiaomi Corporation for the two years of 2026 and 2027, while the annual caps for the remaining transactions under the 2024 Xiaomi Framework Agreement will remain unchanged.

REVISION OF CONTINUING CONNECTED TRANSACTIONS UNDER THE 2025 XIAOMI COOPERATION FRAMEWORK AGREEMENT

References are made to the announcement of the Company dated July 29, 2025, pursuant to which the Company and Xiaomi entered into the 2025 Xiaomi Cooperation Framework Agreement, under which (1) the Company has agreed to purchase and Xiaomi has agreed to provide IDC-related services for an initial term of three years commencing from July 29, 2025; and (2) the Company has agreed to purchase and Xiaomi has agreed to sell hardware equipment for an initial term of one year commencing from July 29, 2025.

As procurement demands have been increasing due to the rapid business growth of the Group, the Board has resolved to revise (1) the annual caps for the procurement of IDC services under the 2025 Xiaomi Cooperation Framework Agreement for the period from July 29, 2025 to July 28, 2028; and (2) the annual cap for the procurement of hardware equipment for the period from July 29, 2025 to July 28, 2026.

The Board is pleased to announce that on April 23, 2026 (after trading hours), the Company entered into a supplemental agreement with Xiaomi to amend the 2025 Xiaomi Cooperation Framework Agreement, pursuant to which, (1) the Company has agreed to purchase and Xiaomi has agreed to sell hardware equipment, with the term extended from July 29, 2025 to December 31, 2027; and (2) the Company has agreed to purchase and Xiaomi has agreed to provide API-related services for an initial term from April 23, 2026 to December 31, 2027.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Xiaomi directly and indirectly holds a total of approximately 10.29% of the Shares, and is therefore a connected person of the Company (as defined in the Hong Kong Listing Rules). Accordingly, pursuant to Chapter 14A of the Hong Kong Listing Rules, the entering into of the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement and their respective contemplated transactions constitute continuing connected transactions of the Company.

2024 Xiaomi Framework Agreement

As one or more of the applicable percentage ratios in respect of the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement are more than 5%, the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement (including the proposed revised annual caps) is subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2025 Xiaomi Cooperation Framework Agreement

As one or more of the applicable percentage ratios in respect of the proposed revised annual caps and/or proposed annual caps for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement exceed 5%, the procurement of hardware equipment (including the proposed annual caps) contemplated under the 2025 Xiaomi Cooperation Framework Agreement is subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios in respect of (i) the proposed revised annual caps for the two years of 2026 and 2027 for the procurement of IDC services; and (ii) the proposed annual caps for procurement of API-related services for the period from April 23, 2026 to December 31, 2027 under the 2025 Xiaomi Cooperation Framework Agreement are higher than 0.1% but do not exceed 5%, such transactions (including the proposed revised annual caps) contemplated under the 2025 Xiaomi Cooperation Framework Agreement are subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

From January 1, 2026 to the date of this announcement, the actual transaction amounts for the relevant transactions (namely (1) the provision of cloud services under the 2024 Xiaomi Framework Agreement; and (2) the (i) procurement of IDC services and (ii) procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement) have not exceeded their respective original annual caps for the year 2026.

I.	INTRODUCTION

2024 Xiaomi Framework Agreement

References are made to the announcements of the Company dated November 19, 2024 and December 31, 2024 and the circular dated November 29, 2024, in relation to, among other things, the 2024 Xiaomi Framework Agreement entered into between the Company and Xiaomi regarding, among other things, the provision of cloud services by the Group for a term of three years from January 1, 2025 to December 31, 2027.

Due to the rapid business growth of the Group, including the business demand from customers including Xiaomi Corporation increasing more than previously expected, the Board has resolved to revise the annual caps for the provision of cloud services by the Group to the Xiaomi Corporation for the two years of 2026 and 2027, while the annual caps for the remaining transactions under the 2024 Xiaomi Framework Agreement will remain unchanged.

2025 Xiaomi Cooperation Framework Agreement

References are made to the announcement of the Company dated July 29, 2025, pursuant to which the Company and Xiaomi entered into the 2025 Xiaomi Cooperation Framework Agreement, under which (1) the Company has agreed to purchase and Xiaomi has agreed to provide IDC-related services for an initial term of three years commencing from July 29, 2025; and (2) the Company has agreed to purchase and Xiaomi has agreed to sell hardware equipment for an initial term of one year commencing from July 29, 2025.

As procurement demands have been increasing due to the rapid business growth of the Group, the Board has resolved to revise (1) the annual caps for the procurement of IDC services under the 2025 Xiaomi Cooperation Framework Agreement for the period from July 29, 2025 to July 28, 2028; and (2) the annual cap for the procurement of hardware equipment for the period from July 29, 2025 to July 28, 2026.

The Board is pleased to announce that on April 23, 2026 (after trading hours), the Company entered into a supplemental agreement with Xiaomi to amend the 2025 Xiaomi Cooperation Framework Agreement, pursuant to which, (1) the Company has agreed to purchase and Xiaomi has agreed to sell hardware equipment, with the term extended from July 29, 2025 to December 31, 2027; and (2) the Company has agreed to purchase and Xiaomi has agreed to provide API-related services for an initial term from April 23, 2026 to December 31, 2027.

II.	REVISION OF CONTINUING CONNECTED TRANSACTIONS

A.	2024 Xiaomi Framework Agreement

1.	Principal Terms

The principal terms of the 2024 Xiaomi Framework Agreement are summarized as below.

Date:	November 19, 2024

Parties:	(i) the Company; and

(ii) Xiaomi

Term:	A term of three years from January 1, 2025 to December 31, 2027, subject to the approval of the Independent Shareholders. The parties have agreed that, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, the agreement will be renewed with the consent of the parties.

Nature of the transactions:	For the scope of services to be conducted from time to time under the 2024 Xiaomi Framework Agreement, please refer to the announcements of the Company dated November 19, 2024 and December 31, 2024 and the circular dated November 29, 2024.

In respect of the proposed revised annual caps for cloud services: The Group has agreed to provide cloud services to the Xiaomi Corporation, including but not limited to cloud storage, cloud computing, computing power services, comprehensive cloud solutions, and technical support, maintenance and upgrading services and other related or similar services.

Principle of the transactions:	The transactions under the 2024 Xiaomi Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better.

The Group may, from time to time, enter into specific agreements with the Xiaomi Corporation to specify the details such as service fees, payment and settlement arrangements, leased assets, sale price, interest rate and other specifications, provided that the principles in the 2024 Xiaomi Framework Agreement must be followed.

Pricing basis:	To ensure that the pricing under the 2024 Xiaomi Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the price/service fees shall be no more favorable than those offered by the Group to Independent Third Parties, or no less favorable than those offered by Independent Third Parties to the Group and those offered by the Xiaomi Corporation to Independent Third Parties (as the case may be).

In respect of the proposed revised annual caps for cloud services:

The Company primarily charges public cloud service customers on a monthly basis based on usage volume and duration of use, and the Company adopts a predetermined formula and procedure for the pricing of all public cloud service customers (including Xiaomi Corporation and other Independent Third Party customers) (the “Cloud Service Pricing Policy”). The Cloud Service Pricing Policy has established a clearly structured pricing methodology for public cloud services to ensure that the terms are fair and commercially competitive.

The service fees for the cloud services payable by the Xiaomi Corporation shall be determined on an arm’s-length basis between the parties with reference to, among other things, the costs and expenses of such services, the transaction amount, the expected profit margin of the Group, the service price offered by the Group to other Independent Third Parties and the prevailing market prices of services with similar technical specifications and quantities.

2.	Annual Caps

(1)	Annual caps and historical amounts

The table below sets out the annual caps for the provision of cloud services under the 2024 Xiaomi Framework Agreement for the two years of 2025 and 2026, and the historical amounts for the year ended December 31, 2025 and for the period from January 1, 2026 to the date of this announcement:

	For the year ended December 31, 2025	For the year ended December 31, 2025 Historical amount	For the year ending December 31, 2026	From January 1, 2026 up to the date of this announcement Historical amount
	Annual cap	(Audited)	Annual cap	(Unaudited)

	(RMB million)
Fees payable by the Xiaomi Corporation in respect of cloud services	2,309.8	2,255.2	3,138.3	749.1

(2)	Proposed revised annual cap

The following table sets out the existing and proposed revised annual caps for the provision of cloud services under the 2024 Xiaomi Framework Agreement for the two years of 2026 and 2027:

	For the year ended December 31,
	2026		2027
	(RMB million)
	Original annual cap	Proposed revised annual cap	Original annual cap	Proposed revised annual cap
Fees payable by the Xiaomi Corporation in respect of cloud services	3,138.3	4,000.0	4,035.1	6,000.0

(3)	Basis for determining the proposed revised annual caps for cloud services

The proposed revised annual caps for the fees payable by the Xiaomi Corporation in respect of the cloud services for the two years ending December 31, 2027 are determined with reference to, among other things, the following factors, with an additional buffer of a certain percentage on top to provide for operational flexibility and cater for any potential increment in the transaction volume:

(i)	Continuous growth in demand for cloud services from the Xiaomi Corporation

The Group is committed to continuously improving its cloud services for its clients’ core business segments, including Xiaomi’s core business segments, namely (a) the smartphone × AIoT segment; and (b) innovative businesses such as smart electric vehicles and artificial intelligence. It will fully empower the “Human × Car × Home” ecosystem scenarios with artificial intelligence capabilities.

Given Xiaomi’s substantial R&D investments in artificial intelligence, robotics, and other technological fields in recent years, the Group expects that its collaboration with Xiaomi in cloud computing and related AI areas will continue to deepen.

According to Xiaomi’s 2025 annual results announcement, Xiaomi’s annual R&D investment for 2025 was approximately RMB33.1 billion, with cumulative R&D investments over the past five years totaling approximately RMB105.5 billion, and Xiaomi plans to further increase its R&D investment to approximately RMB200 billion over the next five years(Note). Meanwhile, Xiaomi has stated that its investment in the AI field over the next three years will be approximately RMB60 billion, of which the annual investment in AI and embodied intelligent-related fields for 2026 is expected to exceed RMB16 billion.

Under the “Human × Car × Home” ecosystem strategy, Xiaomi has launched its self-developed MiMo series large models and promoted the deployment of AI capabilities across diverse terminal scenarios, including smartphones, smart home devices, and smart EVs. In the field of embodied intelligence, Xiaomi’s humanoid robots have entered its automotive factories for “internships”, and Xiaomi has published multiple research results on large models and algorithms related to robotics.

The Group provides Xiaomi with highly scalable and reliable cloud computing and AI infrastructure services, which help support the large-scale deployment of its innovative businesses, including large model training and inference workloads, robotics, and smart electric vehicles, and also create synergies with Xiaomi’s three engine business model of “Smartphones × AIoT + Smart EVs + AI”. The Group expects continued growth in cloud service demand from Xiaomi Corporation.

Note: The next five years refer to the period from 2026 to 2030

(ii)	Historical transaction amounts and recent growth rate

As shown above, for the year ended December 31, 2025, the utilization rate of the existing annual cap for the cloud services provided by the Group to the Xiaomi Corporation was approximately 97.6%. In addition, the transaction amount for cloud services provided by the Group to the Xiaomi Corporation increased significantly, reflecting the Xiaomi Corporation’s increasing reliance on cloud services for its diversified and expanding businesses, details of which are as follows:

•	For the year ended December 31, 2025, the transaction amount for the provision of cloud services by the Group to the Xiaomi Corporation was approximately RMB2,255.2 million, representing an increase of approximately 77.0% as compared to RMB1,273.8 million for the year 2024.

•	From January 1, 2026 to the date of this announcement, the transaction amount for the provision of cloud services by the Group to the Xiaomi Corporation was approximately RMB749.1 million, representing an increase of approximately 81.4% as compared to RMB413.0 million for the same period in 2025.

(iii)	Long-term and stable cooperative relationship

The Group maintains a long-term cooperative relationship with the Xiaomi Corporation. The strong and stable cooperation enables the Group to customize its services to effectively meet the evolving needs of the Xiaomi Corporation. Driven by mutual commercial interests, such long-term business cooperative relationships create unique and powerful synergies for the Xiaomi Corporation and the Group, which in turn constitute the core competitiveness and competitive advantages of the Group in terms of product and cloud service provision.

(iv)	Fair market rates for similar services

According to Wind Financial Terminal, during the five-year historical period from 2019 to 2024, the compound annual growth rate of the cloud service market size in China was approximately 35.3%.

Despite the substantial increase in the proposed revised annual caps for the cloud services to be provided by the Group to the Xiaomi Corporation for the two years ending December 31, 2027 under the 2024 Xiaomi Framework Agreement, the Board is of the view that the Group will not place undue reliance on the Xiaomi Corporation, considering, among others, the Company’s diversified customer base and the Group’s expected growth in total revenue.

3.	Reasons for and Benefits of the Proposed Revised Annual Caps of Cloud Services

The Group has maintained business cooperation with Xiaomi Corporation for more than a decade. The Group provides cloud services to Xiaomi Corporation, particularly public cloud services featuring high customer stickiness and strong growth potential, which will serve as a recurring revenue source for the Group alongside the business expansion of Xiaomi Corporation. Furthermore, supported by Xiaomi’s latest developments in innovative businesses, including its large-scale investment plan in the AI sector, the Group will be able to sustain and secure a stable revenue stream from Xiaomi Corporation’s growing demand for computing power services, thereby further improving the Group’s financial performance and enhancing overall Shareholder returns.

In light of the above, the Company considers that the revision of the annual caps for the two years ending December 31, 2027 for the provision of cloud services under the 2024 Xiaomi Framework Agreement is beneficial to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.

B.	2025 Xiaomi Cooperation Framework Agreement

1.	Principal Terms

A summary of the principal terms of the 2025 Xiaomi Cooperation Framework Agreement (as supplemented by the supplemental agreement to the 2025 Xiaomi Cooperation Framework Agreement) is set out below:

Date:	July 29, 2025

Parties:	(i)	the Company; and

	(ii)	Xiaomi

Duration of transactions:	(i)	The procurement term for IDC-related services is three years, from July 29, 2025 to July 28, 2028.

	(ii)	The procurement term for hardware equipment is from July 29, 2025 to December 31, 2027.

	(iii)	The procurement term for API-related services is from April 23, 2026 to December 31, 2027.

The parties have agreed that the term of the transactions will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.

Nature of the transactions:	The scope of services under the 2025 Xiaomi Cooperation Framework Agreement to be conducted between the Group and the Xiaomi Corporation from time to time includes the following:

(i)	IDC services: The Xiaomi Corporation has agreed to provide IDC-related services to the Group, including but not limited to IDC colocation and other related maintenance and support services.

(ii)	Hardware equipment: The Xiaomi Corporation has agreed to sell hardware equipment to the Group, including but not limited to switches and other network hardware equipment and other hardware equipment.

(iii)	API Services: The Xiaomi Corporation has agreed to provide API-related services to the Group, including but not limited to the Group’s procurement of Xiaomi’s MiMo model API services.

Transaction principles:	The transactions under the 2025 Xiaomi Cooperation Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better.

The Group may, from time to time, enter into specific agreements with the Xiaomi Corporation to specify the details of the transactions such as the service fees or the purchase price (as the case may be), the payment schedule, the settlement arrangement and other specifications, provided that the principles in the 2025 Xiaomi Cooperation Framework Agreement must be followed.

Pricing basis:	To ensure the pricing under the 2025 Xiaomi Cooperation Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the fees payable by the Group shall be no less favorable than those offered by Independent Third Parties to the Group and those offered by Xiaomi Corporation to Independent Third Parties. Specifically:

(i)	IDC services: The service fees payable by the Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the type and quantity of co-location services involved, the actual usage volume, the reliability and stability of the services, and the then prevailing market prices for the relevant IDC services with similar technical specifications and quantities.

(ii)	Hardware equipment: The purchase price payable by the Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the type and specification of the devices, the procurement quantity, and the then prevailing market prices for the hardware devices with similar technical specifications and quantities.

(iii)	API Services: The service fees payable by the Group shall be determined after arm’s length negotiation by the parties with reference to, among other things, relevant official selling prices, the billing mechanism and usage of API services, as well as the technical parameters and service levels of API services.

For the purpose of determining the market price, the Group will seek quotations from at least two other Independent Third Party providers before entering into any purchase order or procurement agreement with the Xiaomi Corporation under the 2025 Xiaomi Cooperation Framework Agreement. The Group will only enter into any specific agreement under the 2025 Xiaomi Cooperation Framework Agreement if the quotation from the Xiaomi Corporation is more favorable to the Group than those from the relevant Independent Third Party providers.

2.       Annual Caps

(1)	Annual caps and historical amounts

(i)	in respect of IDC services

The following table sets out the annual caps for the procurement of IDC services under the 2025 Xiaomi Cooperation Framework Agreement for the period from July 29, 2025 to December 31, 2026, and the historical amounts for the period from July 29, 2025 to December 31, 2025 and from January 1, 2026 to the date of this announcement:

		For the period		From
		from July		January 1,
	For the period	29, 2025		2026 up to
	from July	to December	For the	the date of this
	29, 2025	31, 2025	year ending	announcement
	to December	Historical	December	Historical
	31, 2025	amount	31, 2026	amount
	Annual cap	(Audited)	Annual cap	(Unaudited)
(RMB million)
Fees payable by the Group to the Xiaomi Corporation for IDC services	41.0	17.2	82.0	14.1

(ii)       in respect of hardware equipment

The table below sets out the annual caps for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the period from July 29, 2025 to July 28, 2026, and the historical amounts for the period from July 29, 2025 to December 31, 2025 and for the period from January 1, 2026 to the date of this announcement:

		For the period		From
		from July		January 1,
	For the period	29, 2025	For the period	2026 up to
	from July	to December	from January	the date of this
	29, 2025	31, 2025	1, 2026	announcement
	to December	Historical	to July	Historical
	31, 2025	amount	28, 2026	amount
	Annual cap	(Audited)	Annual cap	(Unaudited)
(RMB million)
Fees payable by the Group to the Xiaomi Corporation for hardware equipment	33.5	29.6	6.7	0.0

(2)	Proposed revised annual caps and/or proposed annual caps

(i)	in respect of IDC services

The following table sets out the existing and proposed revised annual caps for the procurement of IDC services under the 2025 Xiaomi Cooperation Framework Agreement for the two years of 2026 and 2027:

		For the		For the
	For the	year ending	For the	year ending
	year ending	December	year ending	December
	December	31,2026	December	31, 2027
	31, 2026	Proposed	31, 2027	Proposed
	Original	revised	Original	revised
	annual cap	annual cap	annual cap	annual cap
(RMB million)
Fees payable by the Group to the Xiaomi Corporation for IDC services	82.0	100.0	82.0	150.0

The proposed revised annual caps for the fees payable by the Group in respect of IDC services for the two years ending December 31, 2027 are determined with reference to, among other things, the following factors, with an additional buffer of a certain percentage on top to provide for operational flexibility and cater for any potential increment in the transaction volume:

The proposed revised annual caps for the two years ending December 31, 2027 in relation to the procurement of IDC services were determined with reference to, among other things: (i) the historical transaction amount for the year ended December 31, 2025; (ii) the Group’s current and estimated increasing demand for IDC-related services arising from the expected business development and expansion in cloud services and artificial intelligence infrastructure. It is expected that the fees payable for the procurement of IDC-related services in 2026 will be approximately RMB90 million, and the Group’s demand for such procurement is expected to continue its growth trend in 2027; (iii) the prevailing market prices for similar IDC services; and (iv) the pricing principles agreed between the parties under the 2025 Xiaomi Cooperation Framework Agreement.

For other reference factors regarding the basis for determining the proposed revised annual caps, please refer to the section headed “Reasons for and Benefits of the Proposed Revised Annual Caps and/or Proposed Annual Caps for IDC Services, Hardware Equipment and API Services” in this announcement.

(ii)	in respect of hardware equipment

The table below sets out the existing and proposed revised annual cap for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the period from January 1, 2026 to July 28, 2026, and the proposed annual cap for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the year 2027:

For the year
	For the period	ending	For the year
	from January 1,	December	ending
	2026 to July	31, 2026	December
	28, 2026	Proposed	31, 2027
	Original	revised	Proposed
	annual cap	annual cap	annual cap
(RMB million)
Fees payable by the Group to the Xiaomi Corporation for hardware equipment	6.7	1,000.0	1,500.0

The proposed revised annual cap for the year 2026 and the proposed annual cap for the year 2027 in relation to the procurement of hardware equipment are determined with reference to, among other things: (i) the historical transaction amount for the year ended December 31, 2025; (ii) the types and technical specifications of the hardware equipment to be procured from the Xiaomi Corporation; (iii) the continuous growth in Group’s cloud services business volume provided to Xiaomi, driving a significant increase in the demand for hardware equipment procurement. It is expected that the fees payable for the procurement of hardware equipment in 2026 will be approximately RMB930 million, and the Group’s demand for such procurement is expected to continue its growth trend in 2027; (iv) the relevant planned business schedule for the Group’s deployment and operation of hardware equipment; (v) the prevailing market prices of similar equipment; and (vi) the pricing principles agreed upon by the parties under the 2025 Xiaomi Cooperation Framework Agreement.

Given the deepening cooperation between the Group and Xiaomi Corporation in the cloud computing field, with Xiaomi being a major cloud service customer of the Group, its business growth directly drives an increase in the Group’s demand for cloud infrastructure. In order to support the complementary partnership between the two parties, the Group plans to increase its procurement of competitively priced hardware equipment from Xiaomi, to more efficiently meet the expansion needs of Xiaomi’s cloud business.

For other reference factors regarding the basis for determining the proposed revised annual caps, please refer to the section headed “Reasons for and Benefits of the Proposed Revised Annual Caps and/or Proposed Annual Caps for IDC Services, Hardware Equipment and API Services” in this announcement.

(iii)	in respect of API services

There were no historical transaction amounts for the Group’s procurement of API services from Xiaomi Corporation.

The Company proposes to set the annual caps for the procurement of API services under the 2025 Xiaomi Cooperation Framework Agreement for the period from April 23, 2026 to December 31, 2027 as follows:

	Proposed annual caps
	(RMB million)
	For the period from
	April 23, 2026 to	For the year ending
	December 31, 2026	December 31, 2027
Fees payable by the Group to Xiaomi Corporation for API services	20.0	50.0

The proposed annual caps in respect of the procurement of API services are determined with reference to, among other things: (i) the current and estimated increasing demand for API-related services by the Group arising from the expected business development and expansion in cloud services and artificial intelligence infrastructure; (ii) the prevailing market prices of similar API services; and (iii) the pricing principles agreed by the parties under the 2025 Xiaomi Cooperation Framework Agreement.

For other reference factors regarding the basis for determining the proposed revised annual caps, please refer to the section headed “Reasons for and Benefits of the Proposed Revised Annual Caps and/or Proposed Annual Caps for IDC Services, Hardware Equipment and API Services” in this announcement.

3.	Reasons for and Benefits of the Proposed Revised Annual Caps and/or Proposed Annual Caps for IDC Services, Hardware Equipment and API Services

As a cloud service provider, the Company requires a significant amount of IDC resources and hardware equipment to support its growing business and enhance its cloud service capabilities. In view of the long-term business relationship between the Group and the Xiaomi Corporation and their mutual familiarity with each other’s business and operations, utilizing Xiaomi’s existing IDC services and procuring hardware equipment from the Xiaomi Corporation will enable the Group to fully leverage the infrastructure and equipment coverage owned by the Xiaomi Corporation, integrate Xiaomi’s advanced services and products with the Group’s products, promote the Group’s product innovation and business growth, and deepen the cooperation with the Xiaomi Corporation. In addition, as the terms and conditions for the procurement of services and products from Xiaomi Corporation are no less favorable to the Group than those for the procurement of services and products from other Independent Third Party service providers, entering into such transactions will enable the Group to obtain a stable and high-quality source of IDC services and hardware equipment, and reduce the administrative expenses of the Group in procuring similar services from numerous providers, thereby further improving overall operational efficiency.

The Group plans to procure Xiaomi’s MiMo model API services to expand its model ecosystem and provide customers with diversified options. Customers will be able to directly select and invoke Xiaomi’s MiMo model API services on the Group’s platform, enabling one-stop management of model services, particularly suitable for customers who already use multiple models but desire unified platform scheduling.

Taking into account (i) the Group’s demand for IDC services, hardware equipment and API services, (ii) the parties’ long-term collaboration, and (iii) the no less favorable conditions offered by Xiaomi than those available from Independent Third Party suppliers, the Company believes that it is in the interests of the Company and the Shareholders as a whole to procure such products and services from Xiaomi to ensure stability and scalability in response to the Company’s growing business needs and facilitate the improvement of the Group’s technology capabilities, and that the amendment to the 2025 Xiaomi Cooperation Framework Agreement is beneficial to regulate the continuing connected transactions contemplated thereunder.

The abovementioned annual caps and estimated transaction amounts only represent reasonable estimates made by the Group based on currently available information. The actual amounts incurred are subject to the external economic environment, supply chain conditions, and the business needs of the Group from time to time, and should not be construed as reflecting the actual financial performance or future financial potential of the Group.

III. INFORMATION ABOUT THE PARTIES

A.         Information on the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, whose ADSs were listed on Nasdaq under the symbol “KC” on May 8, 2020 and whose Shares were listed on the Main Board of the  Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT  CLOUD” on December 30, 2022.

The Company is a leading cloud service provider in China. With its full commitment to cloud  services, it is dedicated to mobilizing its resources to enable its customers to successfully  embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and  to create business value.

B.	Information on Xiaomi

Xiaomi (a substantial shareholder of the Company) is a company with limited liability incorporated under the laws of the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)).

The Xiaomi Group is principally engaged in the research and development and sale of smartphones, IoT and lifestyle consumer products, the provision of internet services, innovative  businesses  such  as  the  development,  manufacture and  sale  of  smart  electric vehicles and artificial intelligence research and development, as well as investment holding, in the PRC and other countries or regions.

IV. INTERNAL CONTROL MEASURES

In order to ensure that the terms and conditions of the continuing connected transactions contemplated under the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement are on normal commercial terms, fair and reasonable to the Company and the Shareholders, and are no more favorable than terms offered by the Group to Independent Third Parties or no less favorable than those provided by Independent Third Parties, the Company has adopted the following internal control procedures:

(i)	In respect of the various types of continuing connected transactions to be conducted with Xiaomi Corporation, the Group will ensure that the terms and conditions of the transactions (including the pricing policy) are fair and reasonable in accordance with the following procedures:

•	With respect to the cloud services to be provided by the Group under the 2024 Xiaomi Framework Agreement, the relevant personnel of the Company’s business department will conduct quarterly checks on the standard prices published on the Company’s website, the prevailing market conditions and practices of cloud services (including market fee rates, where available) and the pricing and terms offered by the Group to Independent Third Parties for the purpose of considering whether the service fee charged for a specific type of transaction is no more favorable than that offered to Independent Third Parties and is fair and reasonable, and will review, adjust and approve the pricing policies regularly when it deems necessary.

•	For the continuing connected transactions to be conducted under the 2025 Xiaomi Cooperation Framework Agreement, the Group will ensure that the terms and conditions (including the pricing policy) of the transactions are fair and reasonable by following the below procedures: the relevant personnel of the Company’s business department will continuously monitor the terms and conditions under each specific agreement in respect of the IDC services, hardware equipment and API services to be provided by the Xiaomi Corporation for the purpose of considering if they are no less favorable to the Group than the terms available from Independent Third Parties for a similar type of services or products. In particular, before entering into specific agreements with the Xiaomi Corporation, the Company’s business department usually seeks quotations from at least two Independent Third Parties for similar services or products.

(ii)	The designated staff of the Company’s finance department will closely monitor the actual amounts incurred for each type of continuing connected transaction for the purpose of ensuring the relevant annual caps are not exceeded. They will closely monitor the continuing connected transactions and report the latest status to the finance department of the Company on a monthly basis. The Company’s finance department will report to the senior management on a monthly basis and to the Directors (including the independent non-executive Directors) on a half-yearly basis in relation to the transaction status.

•	If the actual transaction amounts reach approximately 80% of the respective annual caps at any given time of the year, the Company’s finance department shall immediately report to the senior management.

•	If the remaining cap for that year is expected to be insufficient to meet the Group’s future business needs, the senior management will report to the Board, and the Board will seek advice from its professional advisers and consider taking appropriate measures to revise the relevant annual caps in accordance with the applicable requirements under the Hong Kong Listing Rules.

(iii)	The independent non-executive Directors conduct an annual review of the continuing connected transactions and provide annual confirmations in the Company’s annual report on whether the continuing connected transactions were conducted: (1) in the ordinary and usual course of business; (2) on normal commercial terms or better and on terms that are fair and reasonable; (3) in accordance with the terms of the relevant agreements; and (4) in the interests of the Company and the Shareholders as a whole.

(iv)	The Company’s external auditors will also conduct an annual review of the Group’s continuing connected transactions and provide an annual confirmation to ensure that the transactions are conducted in accordance with the terms of the framework agreements (including the pricing policies and their annual caps) and on normal commercial terms, and are consistent with the pricing policies.

V.	VIEWS OF THE BOARD

Mr. Qu Heng and Mr. Zhang Duo are deemed to have a material interest by virtue of his current position in Xiaomi, and therefore, Mr. Qu Heng and Mr. Zhang Duo have abstained from voting on the relevant Board resolutions approving the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement and the transactions contemplated thereunder (including the proposed revised annual caps). Save as disclosed above, none of the other Directors has a material interest in such transactions and is required to abstain from voting on the relevant resolutions at the Board meeting.

The Directors (including the independent non-executive Directors, but excluding the Directors who are required to abstain from voting on the relevant resolutions) consider that the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement and the continuing connected transactions contemplated thereunder were entered into by their respective parties after arm’s length negotiations in the ordinary and usual course of business of the Group on normal commercial terms, and that their terms and conditions and the proposed revised annual caps and/or proposed annual caps for the two years 2026 and 2027 for the procurement of IDC services and hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Directors (excluding the Directors who are required to abstain from voting on the relevant resolutions, and the independent non-executive Directors who will provide their views after considering the advice of Somerley) consider that the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement and the continuing connected transactions contemplated thereunder were entered into by their respective parties after arm’s length negotiations in the ordinary and usual course of business of the Group on normal commercial terms, and that their terms and conditions and the (i) proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement; and (ii) proposed revised annual cap for 2026 and proposed annual caps for 2027 for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

An Independent Board Committee (comprising all independent non-executive Directors) has been established to provide advice and recommendations to the Independent Shareholders in respect of (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services under the 2024 Xiaomi Framework Agreement and the transactions contemplated thereunder (if applicable) and (ii) the the annual cap for 2026 and the proposed adoption of annual cap for 2027 for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement and the transactions contemplated thereunder (if applicable).

Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in the same respect.

VI.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Xiaomi directly and indirectly holds a total of approximately 10.29% of the Shares, and is therefore a connected person of the Company (as defined in the Hong Kong Listing Rules). Accordingly, pursuant to Chapter 14A of the Hong Kong Listing Rules, the entering into of the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement and their respective contemplated transactions constitute continuing connected transactions of the Company.

2024 Xiaomi Framework Agreement

As one or more of the applicable percentage ratios in respect of the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement are more than 5%, the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement (including the proposed revised annual caps) is subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2025 Xiaomi Cooperation Framework Agreement

As one or more of the applicable percentage ratios in respect of the proposed revised annual caps and/or proposed annual caps for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement exceed 5%, the procurement of hardware equipment (including the proposed revised annual caps and/or the proposed annual caps) contemplated under the 2025 Xiaomi Cooperation Framework Agreement is subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios in respect of (i) the proposed revised annual caps for the two years of 2026 and 2027 for the procurement of IDC services; and (ii) the proposed annual caps for procurement of API-related services for the period from April 23, 2026 to December 31, 2027 under the 2025 Xiaomi Cooperation Framework Agreement are higher than 0.1% but do not exceed 5%, such transactions (including the proposed revised annual caps) contemplated thereunder are subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

From January 1, 2026 to the date of this announcement, the actual transaction amounts for the relevant transactions (namely (1) the provision of cloud services under the 2024 Xiaomi Framework Agreement; and (2) the (i) procurement of IDC services and (ii) procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement) have not exceeded their respective original annual caps for the year 2026.

VII.	AGM

The Company will convene an AGM to seek approval from the Independent Shareholders for (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (as applicable); and (ii) the annual cap for 2026 and the proposed adoption of the annual cap for 2027 for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (as applicable).

To the best of the knowledge and belief of the Directors, having made all reasonable enquiries, save for the Share Scheme Trustee, Xiaomi and its associates, no other Shareholder has any material interest in the proposed resolutions and/or is required to abstain from voting at the AGM.

As additional time is required to prepare the information to be contained in the circular, a circular for the AGM containing, among other things, (i) further information regarding the matters for which Independent Shareholders’ approval is sought, (ii) a letter from the Independent Board Committee to the Independent Shareholders and (iii) a letter from Somerley to the Independent Board Committee and the Independent Shareholders is expected to be despatched to the Shareholders on or around May 30, 2026.

VIII. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares, each representing 15 Shares

“AGM”	the annual general meeting of the Company to be convened at or around 10:00 a.m. (Hong Kong time) on June 30, 2026 to consider and, if thought fit, approve, among other things, (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (as applicable); and/or (ii) the annual cap for 2026 and the proposed adoption of annual cap for 2027 for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (as applicable), or any adjournment thereof

“API”	Application Programming Interface

associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, whose ADSs were listed on Nasdaq in May 2020, and whose ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange on December 30, 2022

“China”	the People’s Republic of China

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended, supplemented or otherwise modified from time to time)

“Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited

“IDC”	Internet Data Center

“Independent Board Committee”	the independent Board committee of the Company, comprising all independent non-executive Directors, namely Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan

“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (as applicable); and/or (ii) the annual cap for 2026 and annual cap for 2027 for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (as applicable)

“Independent Shareholder(s)”	Shareholder(s) who is/are not required to abstain from voting on the resolution(s) at the AGM to approve (if applicable) (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services under the 2024 Xiaomi Framework Agreement and the transactions thereunder (if applicable); and/or (ii) the annual cap for 2026 and the proposed adoption of annual cap for 2027 for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (if applicable)

“Independent Third Party(ies)”	individuals or companies independent of the Company and its connected persons

“MiMo Model”	a series of foundation models released by Xiaomi since 2025

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary share(s) of par value USD0.001 each in the share capital of the Company

“Shareholder(s)”	shareholder(s) of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Supplemental Agreement”	the supplemental agreement entered into between Xiaomi and the Company on April 23, 2026 in relation to the 2025 Xiaomi Cooperation Framework Agreement

“Xiaomi”	Xiaomi Corporation, a company with limited liability incorporated in the Cayman Islands on January 5, 2010, with its Class B ordinary shares listed on the Hong Kong Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)), a substantial shareholder of the Company (as defined in the Hong Kong Listing Rules)

“Xiaomi Corporation”	Xiaomi Corporation, its subsidiaries and consolidated affiliated entities

“2025 Xiaomi Cooperation Framework Agreement”	the 2025 Xiaomi Cooperation Framework Agreement entered into between Xiaomi and the Company on July 29, 2025 in relation to the procurement of IDC-related services and hardware equipment by the Group from the Xiaomi Corporation

“2024 Xiaomi Framework Agreement”	the business cooperation and service framework agreement entered into between Xiaomi and the Company on November 19, 2024 in relation to the provision of cloud services and the acceptance of financing services (including the sale-and-leaseback finance lease, the direct finance lease, the factoring and the secured loan) by the Group

“%”	“%”

By Order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Chairman of the Board, Executive Director
and acting Chief Executive Officer

Hong Kong, April 23, 2026

As at the date of this announcement, the Board comprises Mr. Zou Tao as chairman and executive Director, Mr. Qu Heng and Mr. Zhang Duo as non-executive Directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.